Justin Dobbie

Legal Branch Chief

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:	NuState Energy Holdings, Inc.
Preliminary Information Statement on Schedule 14C
Filed October 3, 2014
File No. 000-25753

Dear Mr. Dobbie:

We respond to your additional comment contained in your November 13, 2014 letter as follows:

The Amendment, page 2

Increasing the Authorized Number of Shares of Common Stock by Two Billion, page 2

1.	Mr. Williams decided not to proceed with our prior agreement. Mr. Murphy has agreed to substitute for Mr. Williams and intends and expects to invest $1,000,000 USD in the Company after he has concluded certain other business transactions. In exchange for the $1 Million investment, Mr. Murphy will receive the 1 Billion shares of common stock and will be guaranteed to be the majority and controlling shareholder. No shares will be delivered to Mr. Murphy until his investment is made.

Please advise if you need any further information.

By: /s/ Kevin Yates
Kevin Yates Chairman of the Board (principal executive and principal financial officer Cell: (803) 931-6377